FIRST AGREEMENT AMENDING
                          AGREEMENT and PLAN OF MERGER


This First Agreement Amending Agreement and Plan of Merger is dated as of
January   , 1994 between FIRSTIER FINANCIAL, INC. (hereinafter called
"FIRSTIER") and BANC ONE BETA CORPORATION (hereinafter called "BANC ONE BETA") and joined in by BANC ONE CORPORATION (hereinafter called "BANC ONE").

                              W I T N E S S E T H

    WHEREAS, the parties hereto have entered into an Agreement and Plan of Merger dated as of April 19, 1993 (hereinafter called the "Merger Agreement") providing for the merger of BANC ONE BETA into FIRSTIER and the exchange of shares of BANC ONE Common Stock for the shares of FIRSTIER Common Stock;

    WHEREAS, the Merger Agreement provides the terms pursuant to which the Merger Agreement may be terminated; and

    WHEREAS, it is desirable that certain terms providing for the termination of the Merger Agreement be amended.



                  S T A T E M E N T   O F   A G R E E M E N T

NOW THEREFORE, the parties hereby agree that this Merger Agreement shall be amended as follows:

A. Section 26(d) of the Merger Agreement is amended to read in its entirety as follows:

    (d) In the event that the BANC ONE Average Price during the Valuation Period (as those terms are defined in Section 7(c) of this Merger Agreement) is less than $41.60 per share, FIRSTIER, by action of its Board of Directors, may elect to terminate this Merger Agreement, whether before or after approval of the Merger by the shareholders of BANC ONE BETA or by FIRSTIER's shareholders, by giving written notice of such election to BANC ONE within two NYSE trading days after such Valuation Period. Upon receipt of such notice, BANC ONE may, at its sole option:

        (i) nullify such election to terminate by giving written notice to FIRSTIER, within two NYSE trading days of BANC ONE's receipt of FIRSTIER's notice, that it will modify the Exchange Rate, as otherwise set forth in Section 7 of this Agreement, by increasing such Exchange Rate to that number of shares of BANC ONE Common, carried to three decimal places, which when multiplied by the BANC ONE Average Price during the Valuation Period, will equal $41.60 (the "Minimum Price"); or

        (ii) accept such termination by giving written notice to FIRSTIER of such acceptance of termination within two NYSE trading days of BANC ONE's receipt of FIRSTIER's notice. This Merger Agreement shall be terminated upon BANC ONE's notice to FIRSTIER, made as provided by Section 31 of the Merger Agreement, of its election to accept termination. In the event that BANC ONE elects to accept such termination, within two NYSE trading days of FIRSTIER's receipt of BANC ONE's written notice of such acceptance, FIRSTIER shall deliver to BANC ONE a certified or cashier's check in the amount of $1,000,000 payable to BANC ONE (the "Check") as liquidated damages. BANC ONE shall be entitled to negotiate said Check immediately upon receipt.

        If BANC ONE declares a stock dividend (other than the 5 for 4 share stock dividend in BANC ONE Common paid on August 31, 1993 to shareholders of record as of August 3, 1993, which stock dividend was taken into account in establishing the Minimum Price and in this
        Section 26(d)), or effects a reclassification, recapitalization, split-up, combination or subdivision of its common stock between the date hereof and the "Ex-Dividend Date" (as hereinafter defined) established for the shares being so divided, diluted or otherwise affected which is prior to any portion of the Valuation Period, appropriate adjustment will be made in the Minimum Price. The "Ex-Dividend Date" is that date established by the NYSE for such distributions.

        Notwithstanding the potential that FIRSTIER shall be required to pay liquidated damages to BANC ONE, as set forth in this Section 26(d), a termination resulting from FIRSTIER's election under this Section 26(d) shall, upon FIRSTIER's timely delivery of the Check, otherwise be deemed to have been a termination by mutual consent of the parties.

B. Section 26(f) of the Merger Agreement is amended to read in its entirety as follows:

    (f) In the event of termination of this Merger Agreement (i) caused otherwise than by a willful breach of this Merger Agreement by any of the parties hereto, (ii) pursuant to Section 26(c), or (iii) pursuant to Section 26(d), this Merger Agreement shall cease and terminate, the acquisition of FIRSTIER as provided herein shall not be consummated, and none of BANC ONE, BANC ONE BETA nor FIRSTIER shall have any liability to any other party under this Merger Agreement of any nature whatever, except for FIRSTIER's obligations related to the Check, as specified in Section 26(d) of the Merger Agreement, and BANC ONE's obligations related to the printing of the proxy solicitation materials, including any liability for damages, provided, however, that the duties of the parties with respect to confidential information as set forth in Section 10(f) shall survive any such termination. If the Merger is not consummated as the result of termination of this Merger Agreement caused otherwise than by willful breach of a party hereto, BANC ONE, BANC ONE BETA and FIRSTIER each shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Merger Agreement, the respective shareholders' meetings and actions of the parties and all other acts incidental to, contemplated by or in pursuance of the transactions contemplated by this Merger Agreement, including fees and expenses of their respective counsel, accountants and other experts and advisors.

Except as amended by this Agreement, the Merger Agreement and the exhibits thereto remain in full force and effect without alteration or change.

IN WITNESS WHEREOF, the parties hereto have set their hands on the date and in the year first above written.


                                           BANC ONE CORPORATION
ATTEST:

                                           By: WILLIAM P. BOARDMAN
ROMAN J. GERBER                                William P. Boardman
Roman J. Gerber                                Senior Executive Vice President
Secretary


                                           FIRSTIER FINANCIAL, INC.
ATTEST:

                                           By: DAVID A. RISMILLER
THOMAS B. FISCHER                              David A. Rismiller
Thomas B. Fischer                              Chief Executive Officer
Secretary



                                           BANC ONE BETA CORPORATION
ATTEST:

                                           By: ROMAN J. GERBER
CHARLES F. ANDREWS                             Roman J. Gerber
Charles F. Andrews                             Chairman
Secretary